UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
Columbus. Ohio  43215                                        October 1, 2002 to
                                                              December 31, 2002

File No.  070-07758                                         PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during the
         quarter.     None.

(4)      The amount of compensation received for each IPP project. None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and
         (c) the total dollar amount of  services  provided, broken down by
         associate company.     None.



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                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 27th day of February, 2003.

                                            CSW Energy, Inc.


                                          /s/   Armando Pena
                                          ------------------
                                                Armando Pena
                                                  Treasurer

                                                                 Exhibit A

                             CSW Energy, Inc.
                              Balance Sheet
                            December 31, 2002
                               (Unaudited)
                                 ($000's)


Assets

Current Assets
   Cash and cash equivalents                                       $14,959
   Accounts receivable                                               9,442
   Accrued tax benefit                                               7,740
   Prepaid expenses                                                  4,614
                                                                 ----------

             Total current assets                                   36,755


Investments In and Advances to Energy Projects                     163,831

Notes Receivable - Affiliate                                        87,223

Assets Held for Sale                                                15,324

Other Assets
  Construction in progress and project development costs             1,473
  Property, Plant, and Equipment, net                              115,038
  Other - net                                                        5,011
                                                                 ----------

             Total other assets                                    121,522
                                                                 ----------

                Total assets                                      $424,655
                                                                 ==========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                 $2,990
   Accrued liabilities and other                                     3,108
                                                                 ----------

             Total current liabilities                               6,098

Notes Payable - Affiliate                                          330,315

Deferred Income Taxes                                                7,598

Other                                                               18,741
                                                                 ----------

             Total liabilities                                     362,752


Minority Interest                                                     (330)

Liabilities Held for Sale                                           11,763

Shareholder's Equity
   Common stock                                                          1
   Additional paid-in-capital                                      101,857
   Accumulated retained earnings                                   (51,388)
                                                                 ----------

             Total shareholder's equity                             50,470
                                                                 ----------

                Total liabilities and shareholder's equity        $424,655
                                                                 ==========

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                                                                                                         Exhibit B


                                                 CSW Energy, Inc.
                                               Statements of Income
                              For the Twelve Months Ended December 31, 2002 and 2001
                                                   (Unaudited)
                                                     ($000's)

                                                                                   2002                  2001
OPERATING REVENUE:
              Electric revenues                                                      $ 3,782              $ 21,683
              Thermal revenues                                                        22,304                     -
              Equity in Income from energy projects                                   10,262                27,737
              Operating and mantenance contract services                              16,110                 9,903
              Construction contract revenue                                                -                27,705
              Other                                                                      845                   657
                                                                              ---------------       ---------------
                          Total operating revenue                                     53,303                87,685


OPERATING EXPENSES:
              Fuel                                                                     3,727                20,166
              Operating, maintnance and supplies                                      17,988                 2,546
              Depreciation and amortization                                           12,917                 2,509
              Salaries, wages and benefits                                            11,221                 5,998
              Construction contract expenses                                               -                25,464
              General and administrative                                              22,030                 6,224
              Operating and maintenance contract services                                  -                 8,888
                                                                              ---------------       ---------------
                          Total operating expenses                                    67,883                71,795

INCOME FROM OPERATIONS                                                               (14,580)               15,890

OTHER INCOME (EXPENSE)
              Interest income                                                          5,743                20,634
              Interest expense                                                       (10,426)              (19,661)
              Sale of project ownership interest                                           -                81,225
              Provision for asset impairments                                        (11,876)                    -
              Other, net                                                              (3,064)                1,282
                                                                              ---------------       ---------------
                          Total other (expense)                                      (19,623)               83,480

INCOME  BEFORE INCOME TAXES                                                          (34,203)               99,370

PROVISION  FOR INCOME TAXES                                                          (23,170)               34,927
                                                                              ---------------       ---------------

INCOME  BEFORE DISCONTINUED OPERATIONS                                               (11,033)               64,443

DISCONTINUED OPERATIONS                                                             (155,960)                  388
                                                                              ---------------       ---------------

               NET INCOME                                                         $ (166,993)             $ 64,831
                                                                              ===============       ===============

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